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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                             PEAK INTERNATIONAL LTD.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    G69586108
                                 (CUSIP Number)

                           Neumeier Investment Counsel
                            26435 Carmel Rancho Blvd.
                            Carmel, California 93923
                                 (831) 625-6355
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 4, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of s.s. 40.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------
CUSIP NO. G69586108                                                                           Page 2 of 9 Pages
-------------------------------------------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Neumeier Investment Counsel
                      I.R.S. Identification No. 77-0444891
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]

                                                                                                 (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
                  OO
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                               [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A./California
-------------------------- ------- ---------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
        NUMBER OF                           952,100
         SHARES           ------- ---------------------------------------------------------------------------------
      BENEFICIALLY         8       SHARED VOTING POWER
        OWNED BY
          EACH            ------- ---------------------------------------------------------------------------------
        REPORTING          9       SOLE DISPOSITIVE POWER
         PERSON                             1,381,700
          WITH            ------- ---------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

-------------------------- ------- ---------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,381,700
--------- ----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES                                                                            [ ]
--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   10.2%
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IA, OO
--------- ----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                  SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------
CUSIP NO. G69586108                                                                           Page 3 of 9 Pages
-------------------------------------------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       Peter Neumeier

-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) [ ]

                                                                                                  (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
           OO
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                               [ ]
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
-------- -----------------------------------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
        NUMBER OF                           952,100
         SHARES            ------- ---------------------------------------------------------------------------------
      BENEFICIALLY          8      SHARED VOTING POWER
        OWNED BY
          EACH             ------- ---------------------------------------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
         PERSON                             1,381,700
          WITH             ------- ---------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

-------------------------- ------- ---------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,381,700
--------- ----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES                                                                                [ ]
--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.2%
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            HC
--------- ----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. G69586108                                            Page 4 of 9 Pages
--------------------------------------------------------------------------------


Item 1.       Security and Issuer.

              Common Stock, par value $.01 per share

              Peak International Ltd. (the "Company")
              Units 3, 4, 5 and 7, 37th Floor
              Wharf Cable Tower
              9 Hoi Shing Road
              Tsuen Wan
              N.T., Hong Kong

Item 2.       Identity and Background.

              Identity of Reporting  Persons.  This  statement is being filed by
              (i) Neumeier Investment Counsel, a limited liability corporation and registered investment adviser ("IA"), and (ii) Peter Neumeier, a United States citizen and a controlling member and president of IA ("Member") (collectively, the "Reporting Persons"). Member controls IA by virtue of Member's position as the holder of the majority interest (91%) of IA.

              IA's beneficial ownership of Peak International Ltd. (the "Common Stock") is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Member's ownership of Common Stock is indirect as a result of Member's stock ownership in IA, and is reported solely because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended (the "Rules"), require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a
              Schedule 13D within the specified time period. The answers in blocks 5, 7, 9 and 11 on page 3 above and in responses to item 4 by Member are given on the basis of the "indirect" beneficial ownership referred to in such Rules, based on the direct beneficial ownership of Common Stock by IA and the relationship of the Member to IA referred to above.

              Principal Business. The principal business of the Reporting Persons is investments and investment management.

              Address of Principal Office. The principal executive offices of the Reporting Persons are located at 26435 Carmel Rancho Blvd., Carmel, California 93923.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. G69586108                                            Page 5 of 9 Pages
--------------------------------------------------------------------------------

              Criminal and Civil Proceedings. The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding. Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and have not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.      Source and Amount of Funds or Other Consideration.

              The aggregate net amount of funds used by the Reporting Persons to purchase the 1,381,700 shares of Common Stock of the Company that they beneficially owned was approximately $27,344,139. Such amount was derived from funds made available through investment accounts that IA manages.

 Item 4.      Purpose of Transaction.

              The  shares   originally  were  purchased  by  IA  for  investment
              purposes.

              The Reporting Persons have concerns regarding the recent change of management at the Company. Accordingly, the Reporting Persons are reviewing their alternatives and intend to closely monitor developments relating to and affecting the Company.

              Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

              Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

              Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of
              Schedule 13D.

 Item 5.      Interest in Securities of the Issuer.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. G69586108                                            Page 6 of 9 Pages
--------------------------------------------------------------------------------



              (a) As of November 30, 1998, the Reporting Persons directly or indirectly beneficially owned 1,381,700 shares, or 10.2%, of the Common Stock of the Company (the approximate percentage of the shares of Common Stock owned is based on 13,509,000 shares of Common Stock outstanding by the Company.) IA's beneficial ownership is direct and Member's ownership is indirect.

              (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

              (c) See Schedule A for a listing of transactions in shares of Common Stock or other securities of the Company by IA during the past sixty (60) days. All such transactions were effected in open market transactions.

              (d) (e) Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships
              with Respect to Securities of the Issuer.

              The  Reporting  Persons  have  no  contracts,   arrangements,   or
              understandings with any persons, or each other, with respect to their Peak International Ltd. securities.

 Item 7. MATTER TO BE FILED AS EXHIBITS

              Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated:  December 14, 1998

                                                     NEUMEIER INVESTMENT COUNSEL

                                                     By:
                                                              Peter Neumeier
                                                              President


                                                        ------------------------
                                                              Peter Neumeier

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. G69586108                                            Page 7 of 9 Pages
--------------------------------------------------------------------------------

                                    SCHEDULES

SCHEDULE A        Transactions in Common Stock of Peak International Ltd. During
                  the Past Sixty (60) days

SCHEDULE B        Statement With Respect To Joint Filing Of Schedule 13D

                                            SCHEDULE 13D

---------------------------------------------------------------------------------------------------------------------
CUSIP NO. G69586108                                                                             Page 8 of 9 Pages
---------------------------------------------------------------------------------------------------------------------



                                                     SCHEDULE A

                                            TRANSACTIONS IN COMMON STOCK


-------------------------------------------- ----------------- ------------------ ---------------- -----------------

                   Party                           Date          Bought (Sold)       Number of      Price per Share
                                                                                      Shares
-------------------------------------------- ----------------- ------------------ ---------------- -----------------
        Neumeier Investment Counsel              10/12/98             Sold             1,000             $8.38
-------------------------------------------- ----------------- ------------------ ---------------- -----------------

        Neumeier Investment Counsel              10/19/98            Bought            15,000            $8.31
-------------------------------------------- ----------------- ------------------ ---------------- -----------------

        Neumeier Investment Counsel              10/30/98            Bought            7,600             $8.98
-------------------------------------------- ----------------- ------------------ ---------------- -----------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. G69586108                                            Page 9 of 9 Pages
--------------------------------------------------------------------------------

                                   SCHEDULE B

             Statement With Respect To Joint Filing Of Schedule 13D

         The undersigned hereby agree that any statement of Schedule 13D to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of Peak International Ltd. may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

December 14, 1998

                                             NEUMEIER INVESTMENT COUNSEL

                                             By: _______________________________
                                                 Peter Neumeier
                                                 President



                                             ___________________________________
                                             Peter Neumeier